EXHIBIT 3.6

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GLUCOSE HEALTH, INC.

Glucose Health, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation has adopted and approved pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “General Corporation Law”) an amendment to the Certificate of Incorporation of the Corporation. The stockholders of the Corporation have duly approve said proposed amendment in accordance with Section 242 of the General Corporation Law.

SECOND: The Certificate of Incorporation shall be amended by deleting the first paragraph of Article IV in its entirety and replacing the first paragraph of Article IV thereof in its entirety with the following:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 50,000,000, consisting of (a) 40,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and (b) 10,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”). 1,000 shares of the authorized Preferred Stock are hereby designated as “Series A Voting Preferred Stock;” 3,466,668 shares of the authorized Preferred Stock are hereby designated as “Series B Preferred Stock;” 866,668 shares of the authorized Preferred Stock are hereby designated as “Series C Preferred Stock;” 1,200,000 shares of the authorized Preferred Stock are hereby designated as “Series D Preferred Stock;” and 1,440,000 shares of the authorized Preferred Stock are hereby designated as “Series E Preferred Stock.”

Upon the filing of this Certificate of Amendment, each previously issued and outstanding share of Series D Preferred Stock shall automatically be subject to a 1-for-4 stock split, with no further action required by the Corporation or any Series D Holder; and the Series E Preferred Stock shall automatically be subject to a 1-to-3 stock split, with no further action required by the Corporation or any Series E Holder.

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THIRD: The Certificate of Incorporation shall be amended by deleting Article IV, Section B(3) in its entirety and replacing Article IV, Section B(3) in its entirety with the following:

Stated Value. The Stated Value of the Series B Preferred Stock is $0.075 per share. The Stated Value of the Series C Preferred Stock is $0.075 per share. Upon the filing of this Certificate of Amendment, the Stated Value of the Series D Preferred Stock is $0.25 per share. Upon the filing of this Certificate of Amendment, the Stated Value of the Series E Preferred Stock is $0.667 per share.

FOURTH: The Certificate of Incorporation shall be amended by renumbering Article IV(B)(6) Voting as Article IV(B)(7) Voting.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation this 24th day of October, 2022.

GLUCOSE HEALTH, INC.

By:	/s/ Murray Fleming
Name:	Murray Fleming
Office:	Chief Executive Officer

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